FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of July 2018

SANTANDER UK GROUP HOLDINGS PLC

(Translation of registrant’s name into English)

2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒            Form 40-F    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐             No    ☒

The registrant hereby incorporates all parts, except for “Appendix 3 – Supplementary consolidated information for Santander UK plc and its controlled entities” on pages 24 to 25, of this Report on Form 6-K by reference into Registration Statement no. 333-207355 filed by the registrant with the Securities and Exchange Commission on Form F-3ASR under the Securities Act of 1933.

The “Appendix 3 – Supplementary consolidated information for Santander UK plc and its controlled entities” furnished herewith in this Report on Form 6-K on pages 24 to 25 shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, and is not incorporated by reference into this Report on Form 6-K nor any filing of the registrant, whether made before or after the date hereof, regardless of any general incorporation language in such filing. In addition, this Report on Form 6-K contains references to websites of the registrant and its affiliates. The registrant is not incorporating by reference any information posted on such websites.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK GROUP HOLDINGS PLC

Dated: 26 July 2018	By	/ s / Marc Boston
(Authorised Signatory)

Quarterly Management Statement, 30 June 2018

The information contained in this Quarterly Management Statement and in the Appendices is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 or interim financial statements in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’.

This statement provides a summary of the unaudited business and financial trends for the six months ended 30 June 2018 for Santander UK Group Holdings plc and its subsidiaries (Santander UK), including its principal subsidiary Santander UK plc. Unless otherwise stated, references to results in previous periods and other general statements regarding past performance refer to the business results for the same period in 2017.

This statement contains a number of non-IFRS financial measures that are reviewed by management in order to measure the overall performance of Santander UK. These are financial measures which management believe provide useful information to investors regarding Santander UK’s results of operations. The non-IFRS measures we have identified are outlined as part of Appendix 1 (Notes). These measures are not a substitute for IFRS measures.

An income statement and balance sheet for Santander UK Group Holdings plc is included in Appendix 2.

Supplementary information for Santander UK plc is included in Appendix 3.

A glossary of Santander UK specific terms used in the Quarterly Management Statement is available on our website at www.santander.co.uk/uk/about-santander-uk/investor-relations-glossary.

Santander UK Group Holdings plc	1

Quarterly Management Statement, 30 June 2018

Santander UK Group Holdings plc

Quarterly Management Statement

for the six months ended

30 June 2018

Contacts
Bojana Flint	Head of Investor Relations	020 7756 6474
Andy Smith	Head of Media Relations	020 7756 4212
For more information:	www.aboutsantander.co.uk	ir@santander.co.uk

Nathan Bostock, Chief Executive Officer, commented:

Delivering for customers in a competitive and uncertain environment

“We have continued to deliver for our customers in a competitive market with strong net mortgage growth to UK homeowners and focused lending growth to trading businesses, driven by an emphasis on customer experience and loyalty.”

“The competitive and uncertain operating environment has resulted in profit before tax of £903m, down 15% year-on-year. However, we still continued to deliver attractive shareholder returns.”

“The progress made recently is encouraging with profit before tax of £489m, up 18% quarter-on-quarter, importantly with some improvement in costs. Our investment in business transformation initiatives also continued despite significantly higher regulatory, risk and control spend for projects, such as GDPR, PSD2 and MiFID II.”

Santander UK Group Holdings plc	2

Quarterly Management Statement, 30 June 2018

Strong and sustainable foundations

“We have strong and sustainable foundations in place and the right approach to succeed. Our focus remains on long-term customer loyalty, with our retail customer satisfaction in line with the average of our three highest performing peers and our corporate customer satisfaction now 11pp above the market average.”

“We maintained our robust balance sheet and prudent approach to risk and continued to build CET1 capital, up 50bps in the first half to 12.7%. Credit quality remained strong, with a low NPL ratio of 1.25%.”

Taking action to transform the bank for the future

“Cost discipline is a key priority for management. We are progressing with our 2018 efficiency initiatives and expect the benefits of our actions to come through in the second half of the year. By further simplifying our organisation and continuing to harness digital technology going forward, we will improve our operational efficiency and deliver on our purpose – to help people and businesses prosper.”

Consistently profitable, sustainable business

•	Strong net mortgage growth of £2.3bn in H118; focused growth in lending to trading businesses, up 5% year-on-year.

•	RoTE [2] of 9.3%, within our 2018 target range, although still impacted by the current operating environment.

•	Banking NIM of 1.81%, down 9bps in the year, with the fall in average new mortgage pricing in 2017 and SVR attrition.

•	Loyal SME and corporate customers of 314,000, up 3%; achieving our 2018 target ahead of time.

•	Enhanced digital capability, including a new mobile banking app and blockchain-based international payments service.

•	The implementation of our ring-fence structure is now approaching completion following the achievement of several major milestones. Our model ensures minimal customer disruption and maintains longer-term flexibility.

	H118	H217	H117
Income statement highlights [1]	£m	£m	£m
Net interest income	1,811	1,881	1,922
Non-interest income [3]	501	518	591
Operating expenses before credit impairment losses, provisions and charges	(1,285)	(1,286)	(1,216)
Credit impairment losses [4]	(91)	(155)	(48)
Provisions for other liabilities and charges	(33)	(207)	(186)

Profit before tax	903	751	1,063

Adjusted profit before tax [5]	920	830	1,122

	30.06.18	31.12.17	30.06.17
Balance sheet highlights [1]	£bn	£bn	£bn
Customer loans	201.0	200.3	200.3
- of which mortgages	157.2	154.9	154.1
- of which corporates	26.3	27.3	28.1
Customer deposits	172.6	175.9	174.4
CET1 capital ratio	12.7%	12.2%	12.1%
UK leverage ratio	4.4%	4.4%	4.4%

1.	See Appendix 1 for notes.
2.	Non-IFRS measure. See Appendix 1 for reconciliation of RoTE to ‘Return on ordinary shareholders’ equity’, which is the nearest IFRS measure.
3.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.
4.	Credit impairment losses for H118 calculated on IFRS 9 basis. Prior periods have not been restated. See Appendix 1 for details on IFRS 9 ECL charges.
5.	Non-IFRS measure. A number of specific gains, expenses and charges impacted the financial results for H118, H217, and H117, with an aggregate impact on profit before tax of £17m, £79m and £59m, respectively. See Appendix 1 for details and reconciliation to the nearest IFRS measure.

Delivering on our 2016-18 commitments 1

Our purpose remains unchanged, to help people and businesses prosper. We aim to be the best retail and commercial bank, earning the lasting loyalty of our people, customers, shareholders and communities, while delivering a culture that is Simple Personal and Fair.

Santander UK Group Holdings plc	3

Quarterly Management Statement, 30 June 2018

Our strategic priorities remain focused on customer loyalty, operational and digital excellence, and steady and sustainable profit growth, while being the best bank for our people and the communities in which we operate. With the publication of our 2017 Sustainability Report, which has been released today, we have made the first step on our journey to better understand and explain the impact we have on society beyond profit generation. We intend to continue the evolution of our Corporate Social Responsibility and sustainability approach to deliver the maximum value to our business and society.

Customers	2018 target	30.06.18	31.12.17
Loyal retail customers (million) [2]	4.7	4.0	3.9
Loyal SME and corporate customers	308,000	314,000	305,000
Retail customer satisfaction (FRS) [3]	Top 3	64.4%	63.0%
Average of 3 highest performing peers		64.0%	63.1%
Digital customers (million)	6.5	5.2	5.0

•	Ongoing customer demand for higher interest rate products, and some consolidation of savings into our 1I2I3 Current Account, has impacted loyalty conversion. Loyal retail customer target takes into account both primacy and multiple product holdings and therefore, we will not reach our 2018 target.

•	Loyal SME and corporate customers increased, and we further developed our international proposition with 3 trade corridors established in 2018. Corporate customer satisfaction [4] at 65% was 11pp above the market average.

•	FRS reported our customer satisfaction [3] was broadly in line with the average of our three highest performing peers on a rolling 12-month basis at Jun18. Ongoing improvement remains at the heart of our plans.

•	Digital acquisition and adoption is driving change in the organisation. This year, we retained 54% of refinanced mortgage loans online, opened 39% of current accounts and 56% of credit cards through digital channels, an increase of 7pp, 5pp and 10pp year-on-year, respectively. Although digital customers have grown 33% since our aspirational 2018 target was set in 2015, we are not on track to meet it.

Shareholders	2018 target	30.06.18	31.12.17
Adjusted Return on Tangible Equity (Adjusted RoTE) 5/ (RoTE) [5]	9% — 10%	See below	See below
Cost-to-income ratio (CIR)	50% — 52%	56%	51%
Non-performing loan (NPL) ratio	< 2.00%	1.25%	1.42%
CET1 capital ratio	c12%	12.7%	12.2%
Dividend payout ratio	50%	N/A	50%

•	Return on ordinary shareholders’ equity was 9.1% (2017: 8.9%) and Adjusted RoTE [5] was 9.3% (2017:10.2%), up 60bps in Q218, delivering value despite the competitive and uncertain environment.

•	CIR was 56%, as income pressure and increased regulatory, risk and control costs continued to offset ongoing cost savings. Cost discipline is a key priority for management, with business transformation initiatives underway to improve efficiency in the organisation, data and infrastructure, as well as third party and procurement processes. We have achieved some efficiency improvements in the second quarter and anticipate a further reduction in the cost run rate over the second half of the year, although we do not expect to be within our 2018 target range.

•	The NPL ratio improved 17bps to 1.25%, supported by our medium-low risk profile, proactive management actions and the ongoing resilience of the UK economy. The improvement in the ratio was also driven by the write-off of the Carillion plc exposures in Q118.

•	The CET1 capital ratio increased 50bps to 12.7%, with capital accretion through retained profits, as well as a reduction in RWAs through enhanced focus on risk-weighted assets and the widening of the scope of our model for large corporates.

1.	We report our key performance indicators for people, communities and the customer target for net fee income CAGR on an annual basis.
2.	Loyal retail customers excludes Cater Allen customers.
3.	Customer satisfaction as measured by the Financial Research Survey (FRS) run by GfK. See Appendix 1 for further information.
4.	Customer satisfaction as measured by the Charterhouse Business Banking Survey. See Appendix 1 for further information.
5.	Non-IFRS measure. See Appendix 1 for reconciliation of RoTE to ‘Return on ordinary shareholders’ equity’, which is the nearest IFRS measure.

Santander UK Group Holdings plc	4

Quarterly Management Statement, 30 June 2018

Summarised consolidated income statement	H118 £m	H117 £m	Change %	H217 £m	Change %
Net interest income	1,811	1,922	(6)	1,881	(4)
Non-interest income [1]	501	591	(15)	518	(3)

Total operating income	2,312	2,513	(8)	2,399	(4)

Total operating expenses before credit impairment losses, provisions and charges	(1,285)	(1,216)	6	(1,286)	—

Credit impairment losses [2]	(91)	(48)	90	(155)	(41)
Provisions for other liabilities and charges	(33)	(186)	(82)	(207)	(84)

Total operating impairment losses, provisions and charges	(124)	(234)	(47)	(362)	(66)

Profit before tax	903	1,063	(15)	751	20

Tax on profit	(256)	(323)	(21)	(237)	8

Profit after tax	647	740	(13)	514	26

H118 compared to H117

•	Net interest income was down 6%, impacted by the fall in average new mortgage pricing in 2017 and SVR attrition [3] (H118: £2.4bn; H117: £2.5bn), partially offset by liability margin improvement.

Net interest income was down 4%, when adjusted for the £39m accrued interest release in H117. 4

•	Non-interest income was down 15%, largely due to the absence of the £48m gain on sale of Vocalink Holdings Limited shareholdings in H117 as well as lower income in Corporate & Investment Banking (CIB). Additionally, income was impacted by the absence of mark-to-market movements on asset portfolios in the Corporate Centre in H117, partially offset by increases in Retail Banking and Commercial Banking income.

Non-interest income was down 8%, when adjusted for the gain on sale in H117. 4

•	Operating expenses before credit impairment losses, provisions and charges were up 6% due to a number of regulatory, risk and control projects, such as GDPR, PSD2 and MiFID II, which were implemented in the first half of 2018. The impact of these projects increased costs which were only partially offset by operational and digital efficiencies.

Operating expenses were up 7%, when adjusted for Banking Reform costs of £28m in H118 and £42m in H117.4

•	Credit impairment losses were up 90%. This was primarily due to a charge for a single CIB customer, which moved to non-performing in 2017 and was materially provided for in Q118, as well as a charge for a 2018 drawdown by Carillion plc. Overall credit quality remained good across all customer loan books. In addition, mortgage releases were lower year-on-year.

•	Provisions for other liabilities and charges were down 82%, largely due to the absence of the £69m PPI and £35m other conduct charges in H117 and an £11m release in other conduct provisions relating to interest rate derivatives.

Provisions for other liabilities and charges were down 46%, when adjusted for the charges and releases in H118 and H117. 4

•	Profit before tax was down 15%, for the reasons outlined above.

Adjusted profit before tax was down 18%, when adjusted for the of specific gains, expenses and charges outlined above.4

•	Tax on profit decreased 21% to £256m largely as a result of lower taxable profits and conduct provisions that were disallowed for tax purposes in H117. The effective tax rate was 28%.

Conduct remediation

•	The remaining provision for PPI redress and related costs was £301m, in line with our assumptions and claims experience. However, we will continue to monitor our provision levels, and take account of the impact of any further change in claims received.

•	The remaining other conduct provision was £31m, primarily relating to the sale of interest rate derivatives, following an ongoing review regarding regulatory classification of certain customers potentially eligible for redress. Following further analysis of the impacted population, management has assessed the provision requirements resulting in a release of £11m in H118.

Santander UK Group Holdings plc	5

Quarterly Management Statement, 30 June 2018

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.
2.	Credit impairment losses for H118 calculated on IFRS 9 basis. Prior periods have not been restated.
3.	Calculation of SVR attrition includes balances relating to our Follow-on-Rate product, which was introduced in Jan18.
4.	Non-IFRS measure. A number of specific gains, expenses and charges impacted the financial results for H118, H217, and H117, with an aggregate impact on profit before tax of £17m, £79m and £59m, respectively. See Appendix 1 for details and reconciliation to the nearest IFRS measure.

Santander UK Group Holdings plc	6

Quarterly Management Statement, 30 June 2018

Summarised consolidated quarterly income statement trends

	Q218 £m	Q118 £m	Q417 £m	Q317 £m	Q217 £m
Net interest income	905	906	925	956	982
Non-interest income [1]	256	245	250	268	326

Total operating income	1,161	1,151	1,175	1,224	1,308

Total operating expenses before credit impairment losses, provisions and charges	(636)	(649)	(675)	(611)	(609)

Credit impairment losses [2]	(31)	(60)	(98)	(57)	(35)
Provisions for other liabilities and charges	(5)	(28)	(156)	(51)	(126)

Total operating impairment losses, provisions and charges	(36)	(88)	(254)	(108)	(161)

Profit before tax	489	414	246	505	538

Tax on profit	(136)	(120)	(83)	(154)	(169)

Profit after tax for the period	353	294	163	351	369

Banking NIM [3]	1.80%	1.83%	1.83%	1.89%	1.91%

Q218 compared to Q118

Variances largely followed the trends outlined for H118 versus H117, with the following notable exceptions.

•	Non-interest income was up 4%, with hedging inefficiencies partially offset by lower trading income in CIB.

•	Operating expenses decreased 2%, with some improvement in operational efficiency offsetting increased regulatory, risk and control costs. Targeted cost management programmes underway have started to impact the quarterly cost run rate.

•	Credit impairment losses were down 48%, largely due to absence of a charge for a single CIB customer, which moved to non-performing in 2017 and was materially provided for in Q118, as well as a charge for a 2018 drawdown by Carillion plc.

•	Profit before tax was up 18% at £489m, due to higher non-interest income, lower operating expenses and lower operating impairment losses, provisions and charges in the quarter.

•	Banking NIM of 1.80%, impacted by the reduction in average new mortgage pricing and continued SVR attrition. However, we are seeing signs of new business margins somewhat stabilising.

Santander UK Group Holdings plc	7

Quarterly Management Statement, 30 June 2018

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.
2.	Credit impairment losses for Q218 and Q118 calculated on IFRS 9 basis. Prior periods have not been restated.
3.	Quarterly Banking NIM is calculated using annualised quarterly net interest income divided by average customer assets for the relevant period. Average customer assets can be sourced from previous quarterly management statements.

Summary balance sheet assets and liabilities	30.06.18 £bn	31.12.17 £bn
Assets
Total customer loans	201.0	200.3
Other assets	115.6	114.5

Total assets	316.6	314.8

Liabilities & Equity
Total customer deposits	172.6	175.9
Medium Term Funding (MTF)	44.8	40.6
Other liabilities	82.6	82.1

Total liabilities	300.0	298.6

Shareholders’ equity	16.2	15.8
Non-controlling interests [1]	0.4	0.4

Total liabilities and equity	316.6	314.8

Loan-to-deposit ratio (LDR)	117%	113%

•	Customer loans increased to £201.0bn, with strong lending growth of £2.3bn in mortgages, partially offset by decreases of £0.7bn in non-core loans. Lending to corporates decreased by £1.0bn with a managed reduction of £0.6bn in Commercial Real Estate (CRE) and a transfer of £0.7bn of customer assets from CIB to Banco Santander London Branch in Jun18, as part of our ring-fencing implementation. Lending to trading business customers increased by £0.2bn.

•	Customer deposits decreased £3.3bn, with management pricing actions driving a reduction in retail savings products of £1.9bn, corporate deposits of £1.5bn and other retail products of £0.7bn. Deposits also decreased due to continued demand for higher interest rate retail products, and working capital use by corporate customers. This was only partially offset by an increase in personal current accounts of £0.7bn.

Summarised consolidated capital, leverage, liquidity and funding	30.06.18 £bn	31.12.17 £bn
Capital and leverage
CET1 capital	10.8	10.6
Total qualifying regulatory capital	15.4	15.5
Risk-weighted assets (RWAs)	85.1	87.0

CET1 capital ratio	12.7%	12.2%
Total capital ratio [2]	18.1%	17.8%
UK leverage ratio	4.4%	4.4%

Liquidity
Liquidity Coverage Ratio (LCR)	138%	120%
LCR eligible liquidity pool	50.5	48.5

Funding
Total wholesale funding	70.6	62.9
- of which with a residual maturity of less than one year	16.9	14.9

•	We continue to build capital towards higher requirements, with the CET1 capital ratio up 50bps to 12.7%, reflecting higher CET1 capital from retained earnings and lower RWAs. RWAs decreased £1.9bn, through enhanced focus on risk-weighted assets and the widening of the scope of our model for large corporates.

•	Total capital ratio increased to 18.1%, with higher CET1 capital, partially offset by the transitional impact of CRD IV Minority Interest rules that reduces recognition of grandfathered capital instruments issued by Santander UK plc. [2]

Santander UK Group Holdings plc	8

Quarterly Management Statement, 30 June 2018

•	The LCR increased 18 percentage points to 138%, reflecting management of requirements and liquidity planning.

•	MTF balances were higher, with issuance of £8.2bn, of which £1.9bn (sterling equivalent) were senior unsecured notes by Santander UK Group Holdings plc, £2.9bn by Santander UK plc, £2.4bn were covered bonds and £1.0bn from securitisations. TFS total outstanding was £10.8bn.

1.	Non-controlling interests refers to other equity instruments issued by Santander UK plc and PSA Finance UK Limited, a cooperation between Santander Consumer (UK) plc and Banque PSA Finance SA. PSA Finance UK Limited is accounted for as a subsidiary.
2.	The total capital ratio continues to be impacted by the transitional reduction in the recognition of Tier 1 and Tier 2 capital instruments issued from the Santander UK plc subsidiary under the CRD IV Minority Interest rules, which are being phased in at 20% increments over a five year period.

Ring-fencing progress to date

•	We have made significant progress in the implementation of our ring-fence structure this year ahead of the 1 January 2019 ring-fencing legislation deadline.

•	Our model ensures minimal customer disruption and maintains longer-term flexibility. The majority of our customer loans and assets as well as customer deposits and liabilities will remain within Santander UK plc, our principal ring-fenced bank.

Prohibited businesses which cannot be transacted within the ring-fence include our derivatives business with financial institutions and certain corporates and elements of our short-term markets business, will be transferred to Banco Santander London Branch or Banco Santander.

A small amount of residual activity or businesses which, for legal or operational reasons cannot remain inside the ring-fence and cannot be transferred, will remain in the Santander UK group, outside the ring-fence bank. This includes legacy contracts, employee sharesave scheme and offshore deposits.

•	Our transition to a ‘wide’ ring-fence structure to serve our retail, commercial and corporate customers is now approaching completion following the achievement of several major milestones.

We received Court approval of our Ring-Fence Transfer Scheme at the Part VII Sanctions Hearing, which took place on 11 and 12 June 2018.

In Jun18, we have transferred customer loans totalling £0.7bn from CIB to Banco Santander London Branch. The remaining transfers to Banco Santander London Branch or Banco Santander are planned to be completed during the course of July 2018. Furthermore, planned novations were finalised before the Part VII migrations, and short-term funding activity has now been transferred to Santander UK plc from Abbey National Treasury Services plc.

Operating environment

•	We expect global economic activity to continue to expand in 2018, albeit with a number of heightened risks to the outlook from the ongoing imposition of trade restrictions and further geopolitical tensions. These risks, together with the highly competitive banking market and demanding regulatory change agenda in the UK, mean we are cautious in our outlook.

•	We expect UK economic growth to improve slightly from the level seen in the first quarter of the year. The UK has seen falling inflation in the first half of this year and this, along with rising wages, has resulted in real earnings growth, supported by the continuing low levels of unemployment.

•	In our core lending markets we anticipate modest growth, with the mortgage market likely to grow at c3% in 2018, with weaker buyer demand and subdued house prices seen to date likely to continue. The corporate borrowing market is expected to grow by c2%, as uncertainty continues to dampen investment intentions.

2018 Outlook

•	We expect our gross mortgage lending and lending to UK companies to be broadly in line with market growth for the rest of the year. Our lending growth to trading business customers is expected to remain strong, and we will continue to actively manage our CRE exposures.

•	As previously guided, Banking NIM for 2018 is expected to be lower than in 2017, as a result of ongoing competition in new mortgage pricing and SVR attrition. SVR attrition is expected to be broadly in line with the net £5.5bn reduction in 2017, with increased customer refinancing into fixed rate products influenced by low mortgage rates and the competitive mortgage market.

•	We expect costs for 2018 to be higher than in 2017, however we are progressing with our efficiency initiatives and expect the benefits of our actions to come through in the second half of the year. We will also continue to invest in business transformation initiatives, which will improve our customer experience and deliver operational efficiencies.

Santander UK Group Holdings plc	9

Quarterly Management Statement, 30 June 2018

•	We will continue to actively manage growth in certain business areas, in line with our proactive risk management policies and medium-low risk profile. These actions will help deliver sustainable results while supporting our customers in an uncertain environment.

•	Since 30 June 2018, trends evident in the business operating results have not changed significantly.

Credit performance

	Customer loans	NPLs	NPL Ratio	Gross write-offs 6 months	Loan loss allowance [1]
30.06.18	£bn	£m	%	£m	£m
Retail Banking	171.3	2,131	1.24	93	601
- of which mortgages	157.2	1,893	1.20	8	252
- of which Business banking	1.8	105	5.83	8	65
- of which Consumer (auto) finance	7.0	46	0.66	13	86
- of which Other unsecured lending	5.3	87	1.64	64	198
Commercial Banking	19.0	348	1.83	66	207
Corporate & Investment Banking	5.5	13	0.24	247	26
Corporate Centre	5.2	23	0.44	1	18

	201.0	2,515	1.25	407	852

31.12.17	£bn	£m	%	12 months £m	£m
Retail Banking	169.0	2,105	1.25	195	491
- of which mortgages	154.9	1,868	1.21	22	225
- of which Business banking	1.9	115	6.01	21	54
- of which Consumer (auto) finance	7.0	34	0.49	32	77
- of which Other unsecured lending	5.2	88	1.69	120	135
Commercial Banking	19.4	383	1.97	35	195
Corporate & Investment Banking	6.0	340	5.67	—	236
Corporate Centre	5.9	20	0.34	23	18

	200.3	2,848	1.42	253	940

•	Retail Banking loan loss allowances increased from the application of IFRS 9. The loan loss rate [3] remained low at 0.03% (2017: 0.02%).

•	Consumer (auto) finance NPL ratio was up 17bps, largely due to the application of IFRS 9 and a small number of loans moving to non-performing. Credit quality remains good with low levels of write-offs of £13m in H118 (H117: £21m).

•	Commercial Banking NPL ratio improved to 1.83%, largely due to a number of loans which were written-off in Q118. The loan loss rate [2] was low at 0.17% (2017: 0.07%).

•	CIB NPL ratio improved to 0.24% with the loans write-off for Carillion plc and another CIB customer, both of which moved to non-performing in 2017.

•	Corporate Centre NPL ratio increased to 0.44%, reflecting the fall in non-core customer loans as part of our exit strategy from individual loans and leases.

Santander UK Group Holdings plc	10

Quarterly Management Statement, 30 June 2018

Commercial Real Estate

The CRE portfolio is well diversified across sectors, with no significant regional or single name concentration, representing 29% of our total lending to corporates and 4% of total customer loans. CRE customer loans decreased 7% as we actively manage our exposure in line with proactive risk management policies.

	Customer loans	NPLs	NPL ratio	Gross write-offs in the period	Loan loss allowance [1]
	£bn	£m	%	£m	£m
30.06.18	7.5	49	0.65	12	32
31.12.17	8.1	69	0.85	11	54

•	We maintained a prudent lending approach, with no new business written above 70% LTV (2017: nil) and all new business written at or below 60% LTV (2017: 91%).

•	The weighted average LTV for the portfolio was 48% (2017: 48%) [3] and the average loan size was £4.7m (2017: £4.7m).

•	CRE credit quality remained good with the improvement in the NPL ratio to 0.65% reflecting loan write-offs in Q118.

1.	Loan loss allowances for 30.06.18 calculated on IFRS 9 basis. Prior periods have not been restated. Includes both drawn and undrawn balances. Due to transition from IAS 39 to IFRS 9, NPL coverage ratio is no longer disclosed as it is no longer reflective of coverage of non-performing loans.
2.	Loan loss rate calculated using applicable IFRS standards of IAS 39 and IFRS 9 for 2017 and 2018, respectively.
3.	Excludes standardised portfolio, which is mainly smaller value commercial mortgage transactions, and accounts for 8% of exposures.

Retail mortgages

•	In H118, mortgage gross lending was £14.6bn (H117: £11.6bn) and c78% of mortgages reaching the end of their incentive period were retained. We continue to see increased customer refinancing into fixed rate products influenced by low mortgage rates and the competitive mortgage market, where average two year fixed mortgage prices reduced by 25bps in 2017 [1].

•	Buy-to-Let (BTL) mortgage balances increased £0.9bn to £7.7bn (Dec17: £6.8bn). We continue to focus on non-professional landlords, as this segment is closely aligned with residential mortgages and accounts for most of the volume in the BTL market. In H118, we completed 6,500 BTL mortgages (H117: 2,700), representing 10% of the value of our new business flow (H117: 4%), at an average LTV of 62% (H117: 62%).

•	In H118, we helped 11,700 first-time buyers purchase their new home with £2.0bn of gross lending (H117: 10,900, £1.8bn of gross lending). Interest-only residential mortgage balances decreased £1.4bn to £41.1bn (Dec17: £42.5bn).

•	Average loan size for new business was slightly lower than in 2017 at £198,000 for the UK overall (Dec17: £196,000), £263,000 for the South East including London (Dec17: £260,000) and £146,000 for the rest of the UK (Dec17: £146,000). The loan-to-income multiple 2 of mortgage lending in Jun18 was stable at 3.13 (Dec17: 3.16).

	30.06.18		31.12.17
Mortgage interest rate profile	£bn	%	£bn	%
Fixed rate	109.4	70	102.3	66
Variable rate	27.1	17	29.3	19
Standard Variable Rate	20.7	13	23.3	15

Total mortgages	157.2	100	154.9	100

	30.06.18		31.12.17
Mortgage borrower profile	£bn	%	£bn	%
Home movers	69.0	44	68.9	44
Re-mortgagers	51.8	33	50.4	33
First-time buyers	28.7	18	28.8	19
BTL	7.7	5	6.8	4

Total mortgages [3]	157.2	100	154.9	100

Santander UK Group Holdings plc	11

Quarterly Management Statement, 30 June 2018

	30.06.18		31.12.17
Mortgage geographical distribution	£bn	%	£bn	%
London	38.3	24	37.6	24
Midlands and East Anglia	21.0	13	20.6	13
North	22.3	14	22.2	14
Northern Ireland	3.5	2	3.6	2
Scotland	6.8	4	6.8	4
South East excluding London	48.2	32	47.2	32
South West, Wales and Other	17.1	11	16.9	11

Total mortgages	157.2	100	154.9	100

	30.06.18		31.12.17
Mortgage loan-to-value (LTV)	New business %	Stock %	New business %	Stock %
>85%	14	5	19	5
London LTV	57	n/a	56	n/a
Simple average LTV	62	42	62	42

1.	Comparison of 2017 and 2016 averages for monthly interest rate of 2 year (75% LTV) fixed rate mortgages. Source: Bank of England
2.	Average earnings multiple of new business at inception for H118 and FY17.
3.	Balances are rounded to £bn, causing a rounding difference in the total mortgages balance.

Retail Banking

Retail Banking offers a wide range of products and financial services to individuals and small businesses through a network of branches and ATMs, as well as through telephony, digital and intermediary channels. Retail Banking includes business banking customers, small businesses with an annual turnover up to £6.5m, and Santander Consumer Finance, predominantly a vehicle finance business.

Summary income statement	H118 £m	H117 £m	Change %	H217 £m	Change %
Net interest income	1,587	1,657	(4)	1,645	(4)
Non-interest income [1]	305	300	2	315	(3)

Operating income	1,892	1,957	(3)	1,960	(3)

Operating expenses before credit impairment losses, provisions and charges	(965)	(919)	5	(952)	1
Credit impairment losses [2]	(52)	(39)	33	3	n.m.
Provisions for other liabilities and charges	(33)	(155)	(79)	(187)	(82)

Profit before tax	842	844	—	824	2

H118 compared to H117

•	Net interest income decreased 4%, driven by pressure on new mortgage lending margins and SVR attrition offsetting strong mortgage lending volumes.

•	Non-interest income increased 2%, due to stronger consumer finance income partially offset by lower overdraft fees.

•	Operating expenses before credit impairment losses, provisions and charges increased 5%, with higher regulatory, risk and control costs, investment in business growth and digital enhancements.

•	Credit impairment losses increased to £52m, largely due to lower mortgage impairment releases with the customer loan book continuing to perform well.

•	Provisions for other liabilities and charges were lower at £33m, due to the absence of additional PPI provisions in H117 and other conduct provision releases relating to interest rate derivatives.

Santander UK Group Holdings plc	12

Quarterly Management Statement, 30 June 2018

Customer balances	30.06.18 £bn	31.12.17 £bn
Mortgages	157.2	154.9
Business banking	1.8	1.9
Consumer (auto) finance	7.0	7.0
Other unsecured lending	5.3	5.2

Customer loans	171.3	169.0

Current accounts	68.0	67.3
Savings [3]	58.9	60.8
Business banking accounts	11.3	11.1
Other retail products [3]	9.4	10.1

Customer deposits	147.6	149.3

RWAs	44.3	44.1

•	Mortgage lending increased £2.3bn, with higher approvals driven by management pricing actions and a focus on customer service and retention. In H118, mortgage gross lending was £14.6bn (H117: £11.6bn).

•	Consumer (auto) finance balances were broadly flat. In H118, consumer (auto) finance gross lending was £1.9bn (H117: £1.7bn). Average Consumer (auto) loan size was c£12,500 (2017: £12,500).

•	Average unsecured loan and credit card stock balances at Jun18 were c£5,900 and c£1,000, respectively.

•	Customer deposits decreased, primarily due to a decline of £1.9bn in savings balances and £0.7bn in other retail products. This was partially offset by a £0.7bn increase in current account balances. Business banking deposits increased to £11.3bn following steady inflows in Q2.

•	RWAs were broadly stable, with an increase in customer loans partially offset by a reduction resulting from an update to our mortgage application model.

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.
2.	Credit impairment losses for H118 calculated on IFRS 9 basis. Prior periods have not been restated.
3.	In Mar18, Cahoot current account and savings balances totalling £0.5bn transferred from ‘Other retail products’ to ‘Current accounts’ and ‘Savings’, and Isle of Man balances totalling £0.4bn transferred from ‘Savings’ to ‘Other retail products’. Prior periods have not been restated.

Commercial Banking

Commercial Banking offers a wide range of products and financial services provided by relationship teams that are based in a network of regional Corporate Business Centres (CBCs) and through telephony and digital channels. The management of our customers is organised across two relationship teams - the Regional Corporate Bank (RCB) that covers non-property backed trading businesses that are UK domiciled with annual turnover above £6.5m and Specialist Sectors Group (SSG) that cover real estate, social housing, education, healthcare, and hotels.

Summary income statement	H118 £m	H117 £m	Change %	H217 £m	Change %
Net interest income	204	191	7	204	—
Non-interest income [1]	40	37	8	37	8

Operating income	244	228	7	241	1

Operating expenses before credit impairment losses, provisions and charges	(135)	(109)	24	(114)	18
Credit impairment losses [2]	(22)	(3)	n.m.	(10)	n.m.
Provisions for other liabilities and charges	7	(29)	n.m.	(26)	n.m.

Profit before tax	94	87	8	91	3

H118 compared to H117

•	Net interest income increased 7%, driven by improved asset and liability margins.

•	Non-interest income was up £3m, with growth in asset restructuring fees up 20%, digital and payment fees up 16%, and international up 7%, partially offset by a decline in rates management income.

Santander UK Group Holdings plc	13

Quarterly Management Statement, 30 June 2018

•	Operating expenses before credit impairment losses, provisions and charges were up 24%, driven by investments in expansion and enhancements to improve our asset finance business and digital capability.

•	Credit impairment losses increased to £22m primarily due to a number of small charges, without material concentrations across sectors or portfolios in the period. The loan book continues to perform well and is supported by our prudent lending policy.

•	Provision releases for other liabilities and charges of £7m mainly due to a conduct provision release.

Customer balances	30.06.18 £bn	31.12.17 £bn
Trading businesses	11.7	11.5
CRE [3]	7.3	7.9

Customer loans	19.0	19.4

Customer deposits	17.0	18.7

RWAs	19.3	19.4

•	Customer loans were down at £19.0bn, with a managed reduction in CRE lending of £0.6bn, partially offset by £0.2bn growth in lending to non-property backed trading businesses.

•	Customer deposits were down £1.7bn, with management pricing actions and working capital use by customers.

•	RWAs were broadly flat, in line with customer loans.

Business volumes	H118	H117
New facilities	£3,468m	£3,459m
Bank account openings	1,640	1,620
Online banking (Connect) active users [4]	31,400	28,840

•	We continue to attract new clients within our target sectors and deepen existing relationships. Our Relationship Managers are also building their portfolios by leveraging our comprehensive suite of products and services.

•	Active users of our corporate online banking platform ‘Connect’ continued to increase, up 9%, driven by enhancements to the online platform and access to our international product suite.

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.
2.	Credit impairment losses for H118 calculated on IFRS 9 basis. Prior periods have not been restated.
3.	Excludes CRE loans totalling £0.2bn to small business customers that are managed by Business banking in the Retail Banking business segment.
4.	Online banking (Connect) active users include both business banking and Commercial Banking customers.

Corporate & Investment Banking

As part of a rebrand across the Banco Santander group, Global Corporate Banking (the UK segment of Santander Global Corporate Banking) has been branded as Corporate & Investment Banking (CIB).

Corporate & Investment Banking services corporate clients with a turnover of £500m and above per annum and financial institutions. CIB clients require specially tailored solutions and value-added services due to their size, complexity and sophistication. We provide these clients with products to manage currency fluctuations, protect against interest rate risk, and arrange capital markets finance and specialist trade finance solutions, as well as providing support to the rest of Santander UK’s business segments.

Summary income statement	H118 £m	H117 £m	Change %	H217 £m	Change %
Net interest income	33	33	—	41	(20)
Non-interest income [1]	171	201	(15)	163	5

Operating income	204	234	(13)	204	—

Operating expenses before credit impairment losses, provisions and charges	(150)	(145)	3	(159)	(6)
Credit impairment losses [2]	(18)	(9)	100	(165)	(89)
Provisions for other liabilities and charges	(2)	—	n.m.	(11)	(82)

Profit before tax	34	80	(58)	(131)	n.m.

Santander UK Group Holdings plc	14

Quarterly Management Statement, 30 June 2018

H118 compared to H117

•	Net interest income was flat at £33m.

•	Non-interest income decreased to £171m, largely due to lower trading income.

•	Operating expenses before credit impairment losses, provisions and charges were up 3% predominantly due to higher regulatory costs and investment in business growth and digital enhancements.

•	Credit impairment losses increased to £18m, primarily due to a charge for a single CIB customer, which moved to non-performing in 2017 and was materially provided for in Q118, as well as a charge for a 2018 drawdown by Carillion plc. This was partially offset by some releases across portfolios due to customers moving from non-performing.

•	Provisions for other liabilities and charges remained at a very low level at £2m.

Customer balances	30.06.18 £bn	31.12.17 £bn
Customer loans	5.5	6.0
Customer deposits	4.5	4.5
RWAs	13.5	16.5

•	Customer loans decreased to £5.5bn, largely due to a transfer of £0.7bn of customer assets from CIB to Banco Santander London Branch in Jun18, as part of our ring-fencing implementation, partially offset by normal lending growth.

•	Customer deposits were flat at £4.5bn.

•	RWAs decreased 18% to £13.5bn with the widening of the scope of our model for large corporates and a transfer of £0.7bn of customer assets to Banco Santander London Branch in Jun18. RWAs attributable to customer loans were £6.1bn (Dec17: £7.2bn).

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.
2.	Credit impairment losses for H118 calculated on IFRS 9 basis. Prior periods have not been restated.

Corporate Centre

Corporate Centre predominantly consists of the non-core corporate and legacy treasury portfolios. Corporate Centre is also responsible for managing capital and funding, balance sheet composition, structure, pension and strategic liquidity risk. To enable a more targeted and strategically aligned apportionment of capital and other resources, revenues and costs incurred in Corporate Centre are allocated to the three business segments. The non-core corporate and legacy treasury portfolios are being run-down and/or managed for value.

Summary income statement	H118 £m	H117 £m	Change %	H217 £m	Change %
Net interest income / (expense)	(13)	41	n.m.	(9)	44
Non-interest income / (expense) [1]	(15)	53	n.m.	3	n.m.

Operating income / (expense)	(28)	94	n.m.	(6)	n.m.

Operating expenses before credit impairment losses, provisions and charges	(35)	(43)	(19)	(61)	(43)
Credit impairment losses [2]	1	3	(67)	17	(94)
Provisions for other liabilities and charges	(5)	(2)	n.m.	17	n.m.

Loss before tax	(67)	52	n.m.	(33)	n.m.

Santander UK Group Holdings plc	15

Quarterly Management Statement, 30 June 2018

H118 compared to H117

•	Net interest expense of £13m was impacted by the absence of the £39m accrued interest release in H117 and lower yields on non-core assets.

•	Non-interest expense was impacted by the absence of the £48m gain on sale of Vocalink Holdings Limited shareholdings and mark-to-market movements on asset portfolios in H117, partially offset by hedging inefficiencies.

•	Operating expenses before credit impairment losses, provisions and charges, represent regulatory compliance and project costs relating to Banking Reform of £28m as well as strategic investment in business transformation and growth initiatives.

•	Credit impairment releases were immaterial in the first half of the year.

•	Provisions for other liabilities and charges remained at a low level at £5m in the first half of the year.

Customer balances	30.06.18 £bn	31.12.17 £bn
Non-core customer loans	5.2	5.9
- of which Social Housing	4.5	5.1
Customer deposits	3.5	3.4
RWAs	8.0	7.0

•	Non-core customer loans decreased £0.7bn, as we continue to implement our exit strategy from individual loans and leases.

•	Customer deposits remained broadly flat at £3.5bn.

•	RWAs were higher at £8.0bn, due to temporary increases relating to ring-fencing, partially offset by a reduction in non-core customer loans with low average risk-weights. RWAs attributable to non-core customer loans amounted to £0.9bn (Dec17: £1.0bn).

•	Structural hedge position of c£89bn and average duration of c2.2years. The majority of new mortgage flows were left un-hedged.

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.
2.	Credit impairment losses for H118 calculated on IFRS 9 basis. Prior periods have not been restated.

H118 business development highlights

Retail Banking

•	We continue to enhance the digital experience for our customers through the ongoing development of our digital capabilities, including the launch of a new mobile banking app in Q118, which offers enhanced device security and identification features. The new mobile app provides a modernised platform which allows us to add new functionality and features in the future. In Apr18, we became the first major UK high-street bank to offer Fitbit Pay and we also launched support for Garmin Pay in May18, allowing customers to link debit and credit cards to their fitness devices. We also introduced a Web Appointment Booking system in May18, enabling customers to book an appointment at a time and branch of their choice, which currently accounts for c5% of all branch appointments.

Santander UK Group Holdings plc	16

Quarterly Management Statement, 30 June 2018

•	In Apr18, we launched ‘Santander One Pay FX’, a new blockchain-based international payments service. This was part of a Banco Santander initiative for retail customers across UK, Spain, Brazil and Poland.

‘Santander One Pay FX’ makes it possible for our customers to complete international transfers on the same day in many cases or by the next day. We will continue to enhance the new service and add more features in the coming months, including offering instant international payments in several markets, making it significantly faster than existing international payment services.

•	Servicing our customers’ needs remains at the core of our priorities, and H118 has seen us make improvements to the overall customer journey. We launched an overdraft alert auto-registration facility to notify customers who enter an unarranged overdraft, allowing them to manage their accounts better and reduce the number of days overdrawn. In May18, we re-launched our First Time Buyer mortgage proposition, which includes 5% deposit mortgages with no product fees, gifted deposits (allowing family members to gift deposit) and exclusive products for Help to Buy ISA savings customers.

•	Our wealth management strategy continues to focus on expanding our multi-channel proposition to make investments accessible for our customers through our growing online platform, the Investment Hub, which now serves over 235,000 customers (+12% from H117). We are also providing affordable high quality investment advice with the recent launch of a new lower cost face-to-face advice service for customers with straightforward investment needs.

•	We continued to make improvements to our banking services for smaller SME customers by growing the Santander Business franchise. We support the international growth aspirations of UK SMEs, providing access to Santander technology for payments, introduction and guidance on using our trade platform and knowledge sharing webinars. We provide ongoing support to start-up businesses and in H118 have opened 39,600 business banking accounts, and have continued to build our SME franchise and have attracted 1,400 full service banking relationships and offered over £400m of credit approved facilities.

Commercial Banking

•	Our Growth Capital team continues to provide high growth SME’s with innovative funding solutions to support investment and help accelerate the development of our clients’ business. Since inception, we have supported over 130 businesses and lent almost £600m, and we will soon surpass the milestone of completing 200 deals as part of the programme.

•	In recent years we have made significant investment to allow us to provide a fuller banking service to our corporate and commercial customers and we are now focused on leveraging this to help meet our customer’s financial needs.

•	We are also building primacy banking customer relationships with a growing number of international trade initiatives, which complements existing services like the Santander Trade Club. We have expanded our Trade Club to include 11 international banking groups which will provide global access for our customers to find new counterparts to trade with.

•	We are developing these initiatives in collaboration with Banco Santander S.A. and key strategic partners to leverage global expertise and contacts to help our customers grow their businesses.

•	We have established trade corridors to connect our UK customers, helping UK businesses to establish the necessary contacts and local support services to open up new markets and successfully grow trade overseas.

Corporate & Investment Banking

•	Global Corporate Banking has been rebranded as Corporate & Investment Banking to reflect the transformation the business has undergone over the past year. Our strategy has been developed, with teams strengthened to supplement the business proposition, and key opportunities to serve our customers with our unique proposition identified.

•	We also made progress in rolling out our client management service to all our customers, to simplify the client on-boarding process and improve customer experience. Furthermore, we embedded our operational risk framework in Santander London Branch in preparation for ring-fencing.

Appendix 1 – Notes

IFRS 9 credit quality

On 1 January 2018, we transitioned to IFRS 9 from the former standard IAS 39. The initial impact on the CET1 capital ratio was 8bps before the application of any regulatory transitional arrangements. Refer to the Transition to IFRS 9 document, available on our website, for further details.

Under IFRS 9, an Expected Credit Loss (ECL) methodology is used to assess the level of impairment. The tables below present drawn and undrawn credit risk exposures for which an ECL allowance is recognised, and the corresponding ECL for each segment at 30 June 2018. We also include a measure of the credit quality of these exposures, expressed as an average IFRS 9 PD by segment.

Total drawn exposures are made up of £201.0bn of customer loans; loans and advances to banks of £6.0bn (reported as a Corporate & Investment Banking exposure); and £6.5bn of sovereign assets measured at amortised cost, £9.7bn of assets measured at FVOCI, and £21.4bn of cash and balances at central banks (all reported as Corporate Centre exposures).

Santander UK Group Holdings plc	17

Quarterly Management Statement, 30 June 2018

Exposures subject to IFRS 9 ECL assessment	Average IFRS 9	Stage 1	Stage 2	Stage 2 <=30DPD	Stage 2 >30DPD	Stage 3[2]	Total
30.06.18	PD [1]	£m	£m	£m	£m	£m	£m
Retail banking	0.61%	158,752	10,276	9,222	1,054	2,229	171,257
- of which mortgages	0.55%	145,791	9,386	8,439	947	1,998	157,175
Commercial Banking	0.79%	17,854	826	738	88	348	19,028
Corporate & Investment Banking	0.17%	11,354	96	3	93	13	11,463
Corporate Centre	0.07%	42,671	141	131	10	23	42,835

Total drawn exposures		230,631	11,339	10,094	1,245	2,613	244,583

Retail banking		22,850	182	182	—	44	23,076
- of which mortgages		11,696	77	77	—	19	11,792
Commercial Banking		4,750	269	269	—	11	5,030
Corporate & Investment Banking		12,437	159	159	—	24	12,620
Corporate Centre		722	—	—	—	—	722

Total undrawn exposures [3]		40,759	610	610	—	79	41,448

Total exposures		271,390	11,949	10,704	1,245	2,692	286,031

IFRS 9 ECL		Stage 1	Stage 2	Stage 2 <=30DPD	Stage 2 >30DPD	Stage 3	Total
30.06.18		£m	£m	£m	£m	£m	£m
Retail banking		95	228	186	42	252	575
- of which mortgages		12	111	92	19	127	250
Commercial Banking		34	32	27	5	125	191
Corporate & Investment Banking		2	1	—	1	5	8
Corporate Centre		6	3	3	—	9	18

Total ECL on drawn exposures		137	264	216	48	391	792

Retail banking		13	12	12	—	1	26
- of which mortgages		2	1	1	—	—	3
Commercial Banking		5	8	8	—	3	16
Corporate & Investment Banking		4	4	4	—	10	18
Corporate Centre		—	—	—	—	—	—

Total ECL on undrawn exposures		22	24	24	—	14	60

Total ECL		159	288	240	48	405	852

1.	Average IFRS 9 PDs are 12-month, scenario-weighted PDs. Weighted averages are determined using EAD for the first year. Financial assets in default are excluded from the calculation, given they are allocated a PD of 100%.
2.	Our Stage 3 exposures under IFRS 9 and our non-performing loans used in our NPL ratio metric are subject to different criteria. These criteria are under review in parallel with the ongoing regulatory changes to the default definition.
3.	Undrawn exposures include £5.6bn of retail mortgage offers in the pipeline.

Santander UK Group Holdings plc	18

Quarterly Management Statement, 30 June 2018

Appendix 1 – Notes (continued)

Our glossary of industry and other main terms is available on our website:

www.santander.co.uk/uk/about-santander-uk/investor-relations-glossary

•	Banking net interest margin

Banking NIM is calculated on the basis of the average of customer loans that are reported for segmental reporting purposes under IFRS, therefore management does not consider Banking NIM to be an APM or non-IFRS financial measure.

	30.06.18	31.12.17
	£m	£m
Net interest income (A)	3,651	3,803
Average customer assets (B)	201,211	200,164

Banking net interest margin (A/B)	1.81%	1.90%

•	Corporate customer satisfaction

Our corporate customer satisfaction was 65%, versus 54% for the market. The Charterhouse UK Business Banking Survey is an ongoing telephone based survey designed to monitor usage and attitude of UK businesses towards banks. 15,500 structured telephone interviews are conducted each year among businesses of all sizes from new start-ups to large corporates with annual sales of £1bn. The data is based upon 6,058 interviews made in the year ending Jun18 with businesses turning over £250k to £500m per annum and are weighted by region and turnover to be representative of businesses in Great Britain. Satisfaction is based on a five point scale (% Excellent / Very good). The competitor set included in this analysis is Barclays, RBS, HSBC, Lloyds Bank, TSB and NatWest.

•	Corporate lending

Total lending to corporates is defined as the combined lending to business banking customers in Retail Banking and all customers in our Commercial Banking and Corporate & Investment Banking business segments. Lending to trading businesses is defined as non-CRE Commercial Banking lending.

30.06.18	Customer loans £bn	NPLs £m	NPL ratio %	Gross write-offs 6 months £m	Loan loss allowance [1] £m
Business banking	1.8	105	5.81	8	65
Commercial Banking	19.0	348	1.83	66	207
Corporate & Investment Banking	5.5	13	0.24	247	26

Total corporate lending	26.3	466	1.77	321	298

31.12.17	£bn	£m	%	12 months £m	£m
Business banking	1.9	115	6.01	21	54
Commercial Banking	19.4	383	1.97	35	195
Corporate & Investment Banking	6.0	340	5.67	—	236

Total corporate lending	27.3	838	3.07	56	485

1.	Loan loss allowances for 30.06.18 calculated on IFRS 9 basis. Prior periods have not been restated.

Santander UK Group Holdings plc	19

Quarterly Management Statement, 30 June 2018

Appendix 1 – Notes (continued)

•	Employees

In order for us to have digital excellence at our core we made significant changes to our Technology & Operations model in the UK, as part of a global transformation of I.T. services across Banco Santander.

As part of this transformation, we have brought the UK technology service companies (ISBAN, Produban and Geoban) under the direct ownership and control of Santander UK. The number of FTEs transferred equates to c4,900 employees. This will enable us to be more responsive, and therefore, more customer-centric, and help ensure greater business alignment by being organised internally in the best way to enable us to truly achieve our vision to be a digitally enabled bank.

•	Retail customer satisfaction

The Financial Research Survey (FRS) is a monthly personal finance survey of around 5,000 consumers prepared by the independent market research agency, GfK.

The ‘retail customer satisfaction’ score refers to the proportion of extremely and very satisfied customers across mortgages, savings, main current accounts, home insurance, UPLs and credit cards, based on a weighting of those products calculated to reflect the average product distribution across Santander UK and competitor brands. Data shown is for the twelve months ended 30 June 2018, based on 14,131 interviews and compared against twelve months ended data for the period as indicated.

The competitor set used to calculate the product weights is Barclays, Halifax, HSBC, Lloyds Bank, Nationwide and NatWest. The competitor set included in this analysis for the ranking and highest performing peers is Barclays, Halifax, HSBC, Lloyds Bank, and NatWest.

Santander UK Group Holdings plc	20

Quarterly Management Statement, 30 June 2018

Appendix 1 – Notes (continued)

Alternative Performance Measures (APMs)

Management reviews APMs in order to measure the overall profitability of the Santander UK group and believes that presentation of these financial measures provides useful information to investors regarding the Santander UK group’s results of operations. APMs are presented to identify and quantify items management believes to be significant, to improve the assessment of period-on-period performance and underlying trends in the business and to align internal and external reporting.

APMs are not accounting measures within the scope of IFRS. These measures show historical or future financial performance, financial position or cashflows, but exclude or include amounts that would not be adjusted in the most comparable IFRS measures, as outlined below in compliance with U.S. Securities and Exchange Commission (SEC) and European Securities and Markets Authority (ESMA) guidelines. The APMs we have identified are outlined below and are not a substitute for IFRS measures.

1. Adjusted RoTE [1]	30.06.18 £m	Phasing Adjustment £m	Adjusted £m
Profit after tax	647

Annualised 6M18 profit after tax	1,305
Less non-controlling interests of annualised profit	(41)

Profit due to equity holders of the parent (A)	1,264	(118)	1,146

Average shareholders’ equity	16,383
Less average AT1 securities	(2,041)
Less average non-controlling interests	(407)

Average ordinary shareholders’ equity (B)	13,935

Average goodwill and intangible assets	(1,763)

Average tangible equity (C)	12,172	98	12,270

Return on ordinary shareholders’ equity (A/B)	9.1%		n.a.

RoTE (A/C)	10.4%		9.3%

RoTE [1]			31.12.17 £m
Profit after tax			1,254
Less non-controlling interests			(39)

Profit due to equity holders of the parent (A)			1,215

Average shareholders’ equity			15,828
Less average AT1 securities			(1,793)
Less average non-controlling interests			(400)

Average ordinary shareholders’ equity (B)			13,635

Average goodwill and intangible assets			(1,714)

Average tangible equity (C)			11,921

Return on ordinary shareholders’ equity (A/B)			8.9%

RoTE (A/C)			10.2%

Santander UK Group Holdings plc	21

Quarterly Management Statement, 30 June 2018

Management does not assess ‘Return on shareholders’ equity’ as a key performance indicator of the business, and therefore a reconciliation of the RoTE target for 2018 to an equivalent target for ‘Return on shareholders’ equity’ is not available without unreasonable efforts. Adjusted RoTE includes phasing adjustments for the UK Bank Levy (2017: £92m) and FSCS (2017: £1m). FSCS charges and the UK Bank Levy are charges, which are required under IFRS to be charged annually on 1 April and 31 December, respectively. The profit before tax has been annualised and tangible equity has been adjusted for retained earnings to facilitate comparison with the end of year ratio.

1.	A glossary of Santander UK specific terms used in the Quarterly Management Statement is available on our website at

www.santander.co.uk/uk/about-santander-uk/investor-relations-glossary

2. Adjusted profit before tax	H118 £m	H217 £m	H117 £m
Net interest income
Reported	1,811	1,881	1,922

Adjust for release of accrued interest on foreign tax liability	—	—	(39)
Adjusted	1,811	1,881	1,883

Non-interest income
Reported	501	518	591
Adjust for gain on sale of Vocalink Holdings Limited shareholding	—	—	(48)

Adjusted	501	518	543

Operating expenses before credit impairment losses, provisions and charges
Reported	(1,285)	(1,286)	(1,216)

Adjust for Banking Reform costs	28	39	42
Adjusted	(1,257)	(1,247)	(1,174)
Provisions for other liabilities and charges
Reported	(33)	(207)	(186)

Adjust for PPI provision charge	—	40	69
Adjust for other conduct provision (release) / charge	(11)	—	35

Adjusted	(44)	(167)	(82)
Profit before tax	903	751	1,063

Specific gains, expenses and charges	17	79	59

Adjusted profit before tax	920	830	1,122

Santander UK Group Holdings plc	22

Quarterly Management Statement, 30 June 2018

The financial results for H118, H217, and H117 include a number of specific gains, expenses and charges. Management believes that the operating trends of the business can be understood better if these items are identified separately. The aggregate impact on profit before tax was £17m in H118, £79m in H217 and £59m in H117.

The specific gains, expenses and charges are outlined below:

•	Accrued interest release on a foreign tax liability

The release of interest accrued in relation to a certain foreign tax liability and other associated amounts, where the period to make claim expired in H117. The income of £39m is reported in Corporate Centre net interest income for H117.

•	Gain on sale of Vocalink Holdings Limited shareholding

Santander UK was part of the consortium of banks that sold Vocalink Holdings Limited to Mastercard. Santander UK’s stake in Vocalink Holdings Limited was 7.75%. Under the terms of the sale agreement, Santander UK will retain a shareholding of 0.775% for at least three years. The gain on sale (£48m sterling equivalent) is reported in Corporate Centre non-interest income for H117.

•	Banking Reform costs

Banking Reform costs relate to multi-year projects and investments needed to comply with the Banking Reform Act due for implementation by 1 January 2019. Banking Reform costs are reported in Corporate Centre operating expenses before credit impairment losses, provisions and charges.

•	PPI provision charge

Provisions for other liabilities and charges for FY17 were £109m (H117: £69m, H217: £40m). This included a Q417 net provision of £40m relating to an increase in estimated future claims driven by the start of the FCA advertising campaign for PPI, offset by an expected decline pertaining to a specific PPI portfolio review. We also provided £32m in Q117, when we applied the principles published in the Mar17 FCA paper, and £37m in Q217, relating to a specific PPI portfolio review as well.

•	Other conduct provision (release) / charge

Provisions for other liabilities and charges of £35m in H117 relate to the sale of interest rate derivatives. This charge follows an ongoing review regarding regulatory classification of certain customers eligible for redress. Following further analysis of the impacted population, management has assessed the provision requirements resulting in a release of £11m.

Appendix 2 – Income statement and balance sheet for Santander UK Group Holdings plc

The information in this Quarterly Management Statement, and this Appendix, is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 or interim financial statements in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’.

The information in this Appendix has been prepared in accordance with Santander UK’s accounting policies described in its 2017 Annual Report on Form 20-F for the year ended 31 December 2017 filed with the SEC on 7 March 2018 (2017 Annual Report), except for the effects of the adoption of IFRS 9 with effect from 1 January 2018, as described in Note 1 to the Consolidated Financial Statements in the 2017 Annual Report.

Summarised consolidated income statement	H118 £m	H117 £m
Net interest income	1,811	1,922
Non-interest income [1]	501	591

Total operating income	2,312	2,513

Operating expenses before credit impairment losses, provisions and charges	(1,285)	(1,216)

Credit impairment losses [2]	(91)	(48)
Provisions for other liabilities and charges	(33)	(186)

Total operating impairment losses, provisions and charges	(124)	(234)
Profit before tax	903	1,063
Tax on profit	(256)	(323)

Profit after tax for the period	647	740

Santander UK Group Holdings plc	23

Quarterly Management Statement, 30 June 2018

	30.06.18	31.12.17
Summary of segmental balance sheet assets and liabilities	£bn	£bn
Customer loans
Retail Banking	171.3	169.0
Commercial Banking	19.0	19.4
Corporate & Investment Banking	5.5	6.0
Corporate Centre	5.2	5.9

Total customer loans	201.0	200.3
Other assets	115.6	114.5

Total assets	316.6	314.8

Customer deposits
Retail Banking	147.6	149.3
Commercial Banking	17.0	18.7
Corporate & Investment Banking	4.5	4.5
Corporate Centre	3.5	3.4

Total customer deposits	172.6	175.9
Medium Term Funding	44.8	40.6
Other liabilities	82.6	82.1

Total liabilities	300.0	298.6

Shareholders’ equity	16.2	15.8
Non-controlling interest	0.4	0.4

Total liabilities and equity	316.6	314.8

	30.06.18	31.12.17
Summarised consolidated capital	£bn	£bn
Capital – CRD IV
Total qualifying regulatory capital	15.4	15.5
Risk-weighted assets (RWAs)	85.1	87.0
Total capital ratio	18.1%	17.8%

Distributable items (CRR / CRD IV)	4.2	4.2

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’
2.	Credit impairment losses for H118 calculated on IFRS 9 basis. Prior periods have not been restated.

Appendix 3 – Supplementary consolidated information for Santander UK plc and its controlled entities

Santander UK plc is the principal subsidiary of Santander UK Group Holdings plc. The summarised consolidated income statement, summary of segmental balance sheet assets and liabilities and summarised consolidated capital for Santander UK plc and its controlled entities are shown below.

The information in this Appendix is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 or interim financial statements in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’. The information in this Appendix has been prepared in accordance with Santander UK plc’s accounting policies described in its 2017 Annual Report on Form 20-F for the year ended 31 December 2017 filed with the SEC on 7 March 2018, except for the effects of the adoption of IFRS 9 with effect from 1 January 2018, as described in Note 1 to the Consolidated Financial Statements in the 2017 Annual Report.

Santander UK Group Holdings plc	24

Quarterly Management Statement, 30 June 2018

Summarised consolidated income statement	H118 £m	H117 £m
Net interest income	1,811	1,922
Non-interest income [1]	501	591

Total operating income	2,312	2,513

Operating expenses before credit impairment losses, provisions and charges	(1,283)	(1,215)

Credit impairment losses [2]	(91)	(48)
Provisions for other liabilities and charges	(33)	(186)

Total operating impairment losses, provisions and charges	(124)	(234)

Profit before tax	905	1,064
Tax on profit	(256)	(323)

Profit after tax for the period	649	741

Summary of segmental balance sheet assets and liabilities	30.06.18 £bn	31.12.17 £bn
Customer loans
Retail Banking	171.3	169.0
Commercial Banking	19.0	19.4
Corporate & Investment Banking	5.5	6.0
Corporate Centre	5.2	5.9

Total customer loans	201.0	200.3
Other assets	115.6	114.5

Total assets	316.6	314.8

Customer deposits
Retail Banking	147.6	149.3
Commercial Banking	17.0	18.7
Corporate & Investment Banking	4.5	4.5
Corporate Centre	3.5	3.4

Total customer deposits	172.6	175.9
Medium Term Funding [3]	44.8	40.6
Other liabilities	82.6	82.0

Total liabilities	300.0	298.5

Shareholders’ equity	16.4	16.1
Non-controlling interests	0.2	0.2

Total liabilities and equity	316.6	314.8

Summarised consolidated capital	30.06.18 £bn	31.12.17 £bn
Capital – CRD IV
Total qualifying regulatory capital	16.9	17.1
Risk-weighted assets (RWAs)	85.1	87.0
Total capital ratio	19.8%	19.7%

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.
2.	Credit impairment losses for H118 calculated on IFRS 9 basis. Prior periods have not been restated.
3.	Medium Term Funding includes downstreamed funding, in the form of loans that rank pari passu with existing senior unsecured liabilities, from Santander UK Group Holdings plc.

Santander UK Group Holdings plc	25

Quarterly Management Statement, 30 June 2018

Management Statement for Santander UK Group Holdings plc and Banco Santander

The results of Banco Santander for the six months ended 30 June 2018 are also released today and can be found at www.santander.com. Santander UK’s results are included within Banco Santander’s financial statements on a Banco Santander reporting basis. The results of Santander UK in the United Kingdom differ from those reported by Banco Santander due to different accounting treatments, consolidation adjustments and the treatment of the Banco Santander London Branch. The Banco Santander London Branch is not part of Santander UK but is included in the Banco Santander results for the United Kingdom.

Additional information about Banco Santander and Santander UK

Banco Santander (SAN SM, STD US, BNC LN) is a leading retail and commercial bank, based in Spain, with a meaningful market share in 10 core countries in Europe and the Americas. Banco Santander is among the world’s top banks by market capitalisation. Founded in 1857, Banco Santander has 140 million customers, 13,482 branches and over 200,000 employees at the close of June 2018. In H118, Banco Santander made attributable profit of EUR 3,752 million.

Santander UK is a financial services provider in the UK that offers a wide range of personal and commercial financial products and services. At 30 June 2018, the bank serves around 15 million active customers with c24,200 employees and operates through 779 branches (which includes 56 university branches) and 64 regional Corporate Business Centres. Santander UK is subject to the full supervision of the Financial Conduct Authority (FCA) and the Prudential Regulation Authority (PRA) in the UK. Santander UK plc customers are protected by the Financial Services Compensation Scheme (FSCS) in the UK.

Banco Santander has a standard listing of its ordinary shares on the London Stock Exchange and Santander UK Group Holdings plc and Santander UK plc have preference shares listed on the London Stock Exchange.

Nothing in this announcement constitutes or should be construed as constituting a profit forecast.

Further information about Santander UK is available at our website: www.aboutsantander.co.uk.

None of the websites referred to in this Quarterly Management Statement, including where a link is provided, nor any of the information contained on such websites is incorporated by reference in this Quarterly Management Statement.

Disclaimer

Santander UK Group Holdings plc (Santander UK) and Banco Santander both caution that this announcement may contain forward-looking statements. Such forward-looking statements are found in various places throughout this announcement. Words such as “believes”, “anticipates”, “expects”, “intends”, “aims” and “plans” and other similar expressions are intended to identify forward-looking statements, but they are not the exclusive means of identifying such statements. Forward-looking statements include, without limitation, statements concerning our future business development and economic performance. These forward-looking statements are based on management’s current expectations, estimates and projections and both Santander UK and Banco Santander caution that these statements are not guarantees of future performance. We also caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. We have identified certain of these factors in the forward looking statements on page 259 of the Santander UK Group Holdings plc 2017 Annual Report. Investors and others should carefully consider the foregoing factors and other uncertainties and events. Undue reliance should not be placed on forward-looking statements when making decisions with respect to Santander UK, Santander UK plc, Banco Santander and/or their securities. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, future share price or future earnings for any period will necessarily match or exceed those of any prior quarter. Nothing in this Quarterly Management Statement should be construed as profit forecast.

Santander UK is a frequent issuer in the debt capital markets and regularly meets with investors via formal roadshows and other ad hoc meetings. In line with Santander UK’s usual practice, over the coming quarter it expects to meet with investors globally to discuss this Quarterly Management Statement, the results contained herein and other matters relating to Santander UK.

Santander UK Group Holdings plc	26